SmartCard Marketing Systems Inc.

20C Trolley Square

Wilmington, DE 19806

January 17, 2023

Via Edgar

Nicholas Nalbantian, Attorney Adviser

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	SmartCard Marketing Systems Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted December 27, 2022
File No. 333-268839

Mr. Nalbantian:

The following responses address the comments of the Staff (the “Staff”) as set forth in your letter dated January 4, 2023 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed December 27, 2022 (the “S-1”) by SmartCard Marketing Systems Inc., a Delaware corporation (the “Company”). The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-1 filed December 27, 2022

Interim Unaudited Condensed Consolidated Financial Statements, page F-12

1.	We note that you have added disclosure to each page of your interim unaudited financial statement that these are management numbers only and no review of these have been done by the independent auditor. Interim financial statements may be unaudited, however, before filing, interim financial statements must be reviewed by your independent public accountant using applicable professional standards and procedures for conducting such reviews. Please arrange to have your independent public accountant review your interim financial statements. Refer to Rule 8.03 of Regulation S-X.

Response

Please be advised that our independent public accountant has reviewed our interim financial statements in the S-1, using applicable professional standards and procedures for conducting such reviews, in accordance with Rule 8.03 of Regulation SX, and we have updated the S-1 accordingly.

***

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Evan Costaldo, at 212-709-8333 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Massimo Barone

Massimo Barone, CEO and Chairman